United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Resolutions adopted in the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: May 16th, 2013

SUMMARY OF THE RESOLUTIONS ADOPTED IN THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held at 10:00 hours on May 15, 2013, adopted the resolutions that are summarized as follows:

FIRST: CCarry out the merger of GRUMA, S.A.B. DE C.V., as surviving company, with VALORES AZTECA, S.A. DE C.V., as merged company to be extinguished.

SECOND: The delivery of 30'025,796 (thirty million twenty five thousand seven hundred and ninety six) no par value registered ordinary shares, Series ''B'', Class I of GRUMA, S.A.B. DE C.V. to the shareholders of VALORES AZTECA, S.A. DE C.V., different from those of GRUMA, S.A.B. DE C.V., in proportion to their stock holdings, against the receipt of (i) the shareholders' stock certificates of Valores Azteca, S.A. DE C.V. and (ii) stock certificate No. 1, Series ''B'', Class I, issued on July 22, 2008 which holds 54'592,357 shares issued by GRUMA, S.A.B. DE C.V. duly endorsed to GRUMA, S.A.B. DE C.V.

THIRD: The cancellation of 24'566,561 (twenty four million five hundred and sixty six thousand five hundred and sixty one) no par value registered ordinary shares, Series ''B'', Class I of GRUMA, S.A.B. DE C.V. of stock certificate No. 1, Series ''B'', Class I, issued on July 22, 2008.

FOURTH: As a result of the merger, the reduction of the fixed portion of the capital stock for a total amount of $304'483,855.71 (THREE HUNDRED AND FOUR MILLION FOUR HUNDRED AND EIGHTY THREE THOUSAND EIGHT HUNDRED AND FIXTY FIVE PESOS 71/100 LEGAL CURRENCY), and the subsequent amendment of article sixth of the Bylaws.

FIFTH: The cancellation of a total amount of 107'858,969 (one hundred and seven million eight hundred and fifty eight thousand nine hundred and sixty nine) no par value registered ordinary shares, Series ''B'', Class I that had been previously repurchased by GRUMA, S.A.B. DE C.V.

SIXTH: The reduction of the fixed portion of the capital stock for a total amount of $1,336'829,959.80 (ONE THOUSAND THREE HUNDRED AND THIRTY SIX MILLION EIGHT HUNDRED AND TWENTY NINE THOUSAND NINE HUNDRED FIFTY NINE PESOS 80/100 LEGAL CURRENCY), and the subsequent amendment of article sixth of the Bylaws, which, once the resolutions of the Meeting become effective, including point Fourth above, shall read as follows:

''ARTICLE SIXTH. CAPITAL STOCK. The Company's capital stock is variable; the fixed and non-redeemable fully subscribed and paid portion of the capital stock is represented by 432'749,079 (Four hundred and thirty two million seven hundred and forty nine thousand seventy nine) no par value registered ordinary shares, Series ''B'', Class I; which shares amount to the sum of $5,363'595,995.58 (FIVE THOUSAND THREE HUNDRED AND SIXTY THREE MILLION FIVE HUNDRED AND NINETY FIVE THOUSAND NINE HUNDRED AND NINETY FIVE PESOS 58/100 LEGAL CURRENCY). The variable portion of the capital stock shall be represented by no par value registered ordinary shares, Series ''B'', Class II.
All the shares confer the same rights and obligations to their holders within each one of its Series and Classes, as well as the specific and different rights and different expressly provided by these Bylaws. Shares may have all other features determined by the General Shareholders' Meeting that approves their issuance, according to the applicable legal regulations. Only the shares which value is fully paid are to be released.
The Company shall only recognize as shareholders those persons or entities registered in the ledger referred to in Article Eighth of these Bylaws.
The corporate entities controlled by the Company may not directly or indirectly be shareholders of the Company, nor of any other corporate entity holding the majority of the shares of the Company.''

SEVENTH: It was approved to amend articles Third, Tenth, Sixteenth, Seventeenth, Thirty Second, Thirty Third and Thirty Fifth of the Bylaws of GRUMA, S.A.B. DE C.V., so hereinafter read as follows:

''ARTICLE THIRD. DOMICILE. The Company's domicile is the municipality of San Pedro Garza Garcia, Nuevo Leon, Mexico; the Company may establish agencies or branches anywhere in the Mexican Republic or abroad and submit itself to conventional domiciles in the contracts executed by the same.''

''ARTICLE TENTH. TRANSACTIONS WITH THE COMPANY'S OWN SHARES. The Company may repurchase shares representing its capital stock or credit instruments representing said shares, without the regime provided by Article Eleventh of these Bylaws being applicable, pursuant to the terms, conditions and exceptions established by the applicable legal regulations, and additionally, without the application of the prohibition established in the first paragraph of Article 134 of the Mexican Corporate Law and provided that:

I. The repurchase takes place in any Mexican stock market where the shares of the Company are traded, unless the Company is entitled to do it in any other way in accordance with the Mexican Securities Law or by authorization of the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission);
II. The repurchase takes place at the prevailing market price, (1) exception made for public offerings or biddings authorized by Mexican Banking and Securities Commission or (2) that the Company is entitled to do it in any other way in accordance with the Mexican Securities Law or by authorization of the Mexican Banking and Securities Commission;
III. That the repurchase be charged to the Stockholders' equity being able to keep them in the power of the Company without having to reduce the capital stock or that the repurchase be charged to the capital stock converting them into treasury shares, in which case no resolution from the Shareholders' Meeting shall be required.
IV. The General Ordinary Shareholders' Meeting expressly resolves, for each fiscal year, the maximum amount of monetary resources that may be used for the repurchase of the Company's stock or of the credit instruments representing said shares, with the only limitation that the aggregate of such amount of resources under no circumstance shall be greater than the balance of the total net earnings of the Company, including retained earnings.
V. The Corporation has no pending obligations derived from debt instruments recorded in the Mexican Securities Registry, and
VI. The percentages referred thereto in Article 54 of the Mexican Securities Law are not exceeded and the requisites to keep the listing in the stock market where the shares operate are met.
The Company shares owned by the Company or, in its case, the treasury shares referred to in this Article, without affecting the provisions established by the Mexican Corporate Law, may be placed among the investor public pursuant to the applicable legal regulations, without requiring the resolution of any Shareholders' Meeting or of the Board of Directors
The Company shares or credit instruments representing said shares owned by the Company may not be represented, nor voted in the Shareholders' Meeting nor any economic or corporate rights of any kind may be exerted therefrom.''

''ARTICLE SIXTEENTH. CHAIRMAN AND VICE-PRESIDENT OF THE BOARD OF DIRECTORS. Notwithstanding the expressly provided in the abovementioned Articles of these Bylaws, the Chairman and the Vice-president of the Board of Directors will be designated by the General Shareholders' Meeting, will hold such office and be part of the Board of Directors for an indefinite term both of them and whomever has been designated as such, and will only cease in their respective functions as directors, as well as Chairman or Vice-President, in case of resignation, death, legal incompetence or revocation resolved by the General Ordinary Shareholders' Meeting. General Shareholders' Meeting(s) held by first and/or second or subsequent notice, to resolve on the appointment and/or revocation of a(the) member(s) of the Board of Directors who hold or will hold the position(s) as Chairman and/or Vice-President of the Board of Directors, shall be valid if 70% of the capital stock is represented therein, and their resolutions shall be valid when they are adopted by the assenting vote of at least 70% of the capital stock either in first and/or second or subsequent notice.
The Chairman of the Board of Directors shall be, due to such designation, the representative of said Board and shall have authority to execute the resolutions of the Board of Directors, without the need of a special resolution of any sort. To exert his authority as Chairman of the Board of Directors, he shall have the powers of attorney enumerated in sections I to V of Article Eighteenth of these Corporate Bylaws.
In the same manner, the Chairman of the Board of Directors shall propose said Board or said Shareholders' Meeting, the members that shall integrate the Corporate Governance and the Audit Committees, as it corresponds.
In case of temporary or definitive absence of the Chairman of the Board of Directors, the Vice-President shall take such position, with the rights and obligations that correspond pursuant to these bylaws and to the Law applicable to the Company.''

''ARTICLE SEVENTEENTH. MEETINGS OF THE BOARD OF DIRECTORS. The Board of Directors must meet at least 4 (four) times during each fiscal year.
The Chairman of the Board of Directors or the Chairman of the Corporate Governance and Audit Committees, as well as 25% (twenty five percent) of the Company's Directors may convene a Board Meeting and insert in the agenda the issues they deem convenient. The Secretary of the Board of Directors and in his absence his alternate, may also convene a meeting of the Board of Directors, upon request of the Chairman of the Board of Directors or the Chairmans of Corporate Governance and Audit Committees and include the instructed and requested matters in the agenda.
The notices for the Meetings of the Board of Directors should be sent to Directors by email, regular mail, fax, or by any other communication means, to the last address that said Directors had informed to the Company, at least 5 (five) working days prior to the date of the Meeting.
The Company's External Auditor may be convened to the Meetings of the Board of Directors, to be heard but without voting rights, refraining to attend such issues relevant to the agenda where auditor has a conflict of interest or that may compromise his independence. In the same manner, the Chief Executive Officer and any other Company's senior officers may be convened to the Meetings of the Board of Directors, but without voting rights.
The validity of the Meetings of the Board of Directors requires the attendance of the majority of its members. The meetings of the Board of Directors shall be presided by its Chairman. If the Chairman is not present at the meeting, it shall be presided by the Vice-President, and in absence of both, by the Board member designated by the majority of the remaining members of this Board. In the same manner, the person that has been designated as such by the Board of Directors or by the Shareholders' Meeting shall act as Secretary. If absent, he shall be substituted by the Alternate Secretary and in the absence of both, by the person designated therein by the majority of votes of the Directors.
The Board of Directors shall adopt its resolutions through the majority of the votes of the attending members. The Chairman of the Board shall have the tie breaking vote in case of a tie. The minutes of each meeting of the Board of Directors shall be registered in the relevant Book and shall be signed by the Chairman and by the Secretary.
Resolutions taken outside the meeting of the Board of Directors by unanimous vote of its members shall have, for all legal effects, the same validity as if they were adopted in a Board meeting, provided that they are confirmed in writing.
In the same manner, any Director may postpone a Board meeting when said Director had not been convened for such meeting or if the notice was not made in time or, in its case, if the Director did not receive the information delivered to the other Directors. Said postponement shall be for up to 3 (three) calendar days, being the Board of Directors being able to meet without the need of a new notice, provided the deficiency has been cured.''

''ARTICLE THIRTY-SECOND. NOTICES. Shareholders' Meetings may be convened at any time by agreement of the Board of Directors, as well as by the Chairman of such body, when deemed convenient. The Corporate Governance Committee and the Audit Committee, may also convene Shareholders' Meetings. In the same manner, shareholders representing at least 10% (ten percent) of the capital stock may require from the Chairman of the Board of Directors or from the Committees, in writing, at any time, to convene a General Shareholders' Meeting to discuss the issues specified in their request. Shareholders owning one share have the same right as any of the cases referred to in Article 185 of the Mexican Corporate Law. If the notice is not made within 15 (fifteen) days following the date of the request, a civil or a district judge of the domicile of the Company shall make such notice upon request from anyone of the interested parties. General Shareholders' Meetings ma y be convened by the Secretary of the Board of Directors, per instructions of the Board of Directors, the Chairman of the Board of Directors or of the Audit and Corporate Governance Committees of the Company.
In absence of the minimum amount of members required for the Corporate Governance Committee and Audit Committees to convene, and only when the Board of Directors had not made the appointment of provisional Directors and/or members of the Committees, any shareholder may request from the Chairman of the Board of Directors to convene, within a term of 3 (three) calendar days, a General Shareholders' Meeting so that the latter makes the corresponding designations.''

''ARTICLE THIRTY-THIRD. PUBLICATION OF NOTICES. Notices for General Shareholders' Meeting should be published in the Federal Official Gazette or in a newspaper of major circulation of the Company's domicile at least 15 (fifteen) calendar days prior to the date set for said Meeting. Notices shall contain the agenda and shall be signed by the person or persons making such notice. The General Shareholders' Meeting may be held without a previous notice if all the capital stock is represented therein at voting time.''

''ARTICLE THIRTY-FIFTH. DEVELOPMENT OF THE MEETINGS. The Meetings shall be presided by the Chairman of the Board of Directors and in his absence by the Vice-President of such body; in the absence of both, by their respective Alternates, in such order, and in the absence of these last two, by the person designated by the majority of votes of the Shareholders. In the same manner, it shall serve as Secretary, the one designated as such by the Board of Directors and/or by the Shareholders' Meeting, and in his absence, he shall be substituted by the Alternate Secretary, and in absence of both, by the person designated by the Shareholders by a majority of votes therein.
The Minutes of the Meetings shall be recorded in the relevant Book and shall be signed by the Chairman and by the Secretary of the meeting.''

EIGHT: Authorized Messrs. RAUL CAVAZOS MORALES, SALVADOR VARGAS GUAJARDO, GUILLERMO ELIZONDO RIOS, RODRIGO MARTINEZ VILLARREAL, MARCELA LUGO TORRES AND RICARDO MALDONADO YANEZ, so that any of them, on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of this minutes, as well as to issue simple or certified copies of the same.

NINTH: Approved the content of the minutes prepared in connection with the aforementioned Meeting.

Monterrey, N.L. May 15, 2013.

MR. SALVADOR VARGAS GUAJARDO

SECRETARY OF THE BOARD OF DIRECTORS